David Sakowitz

Partner

(212) 294-2639

DSakowitz@winston.com

Jason OSborn

Partner

(312) 558-6366

JOsborn@winston.com

April 30, 2021

VIA EDGAR

Karina Dorin

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Holicity Inc.

Draft Registration Statement on Form S-4

Submitted February 16, 2021

CIK No. 0001814329

Dear Ms. Dorin and Ms. Nguyen:

On behalf of our client, Holicity Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 15, 2021, relating to the Company’s Draft Registration Statement on Form S-4 submitted confidentially to the Commission on February 16, 2021.

The Company has filed via EDGAR its Registration Statement on Form S-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter, in bold, and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

April 30, 2021 Page 2

Draft Registration Statement on Form S-4

Cover Page

1.	Please expand your disclosure to discuss the treatment of Astra’s Series A, B and C preferred stock and convertible notes in the business combination and to reflect that following the business combination, Astra’s existing stockholders will have over 95% of the voting interest.

Response: The Company has revised the disclosure on the cover page and pages 20, 69 and 141 of the Registration Statement to address the Staff’s comment.

Market and Industry Data, page i

2.	We note you state that you obtained the market and industry data from publications, surveys or studies conducted by third parties. Please tell us whether you commissioned any such data for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. In addition, please revise your disclosure to clearly state that you are liable for the information included in your registration statement and remove the statements that you “cannot assure” the accuracy and completeness of such information.

Response: We advise the Commission that the Company did not commission any third party research for use in connection with this offering. As a result, we respectfully submit that no consent is required to be filed as an exhibit to the Registration Statement. We have revised page i of the Registration Statement in response to the Staff’s comment.

Questions and Answers about the Business Combination and the Special Meeting

What Holicity Stockholder vote is required for the approval of each proposal brought before the Special Meeting?, page 8

3.	We note you disclose that if all of your outstanding shares were to be voted, you would only need the additional affirmative vote of shares representing approximately 31% of the outstanding shares in order to approve the Business Combination. Please also disclose the number shares required to approve the Business Combination if the minimum number of votes cast at the Special Meeting are cast.

Response: The Company has revised the disclosure on pages 8 and 14 of the Registration Statement in response to the Staff’s comment.

What equity stake will current Holicity Stockholders and Astra stockholders hold in New Astra?, page 9

4.	We note your tabular disclosure reflects that 260,500,000 shares of New Astra will be issued upon completion of the Business Combination assuming no redemption. However, we also note that your prospectus cover page states that the total maximum number of shares of New Astra Class A common stock expected to be issued at the Closing of the Business Combination is approximately 201,277,817, assuming no redemptions, and the total number of shares of New Astra Class B common stock expected to be issued at the Closing of the Business Combination is approximately 59,222,183, which amounts to 267,000,000. Please advise or revise.

Response: The Company’s calculations of the above-referenced share totals for the tabular disclosure on page 9 and the summary disclosure on the cover page both reflect the same figure of 260,500,000 shares of New Astra. The addition of the 201,277,817 shares of New Astra Class A common stock plus 59,222,183 shares of New Astra Class B common stock equals 260,500,000 total shares of New Astra. Therefore, the Company respectfully submits that it does not believe any revision of the Registration Statement is required in response to the Staff’s comment.

What material negative factors did Holicity’s board of directors consider in connection with the Business Combination?, page 11

April 30, 2021 Page 3

5.	Expand this Question & Answer to also address whether Holicity’s board of directors considered the conflicts of interest that you suggest in connection with this transaction.

Response: The Company has revised the disclosure on page 11 of the Registration Statement in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Holicity’s Board of Directors’ Reasons for Approval of the Business Combination Compelling Contracted Revenue and Pipeline, page 23

6.	We note your disclosure that Astra has over “[$150]” million of contracted revenue from top commercial and government customers, and a pipeline of “over [$1.2] billion” active opportunities at various stages of development. Please expand your disclosure to discuss when you expect to realize such contracted revenue and the basis for your statement that you have a pipeline of over [$1.2] billion active opportunities at various stages of development. In your revised disclosure, describe the material contracts and any material assumptions related to your projections.

Response: The Company has revised the disclosure on page 23 and 144 of the Registration Statement to address the Staff’s comment.

Risk Factors

New Astra’s certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 43

7.	We note your disclosure regarding New Astra’s exclusive forum does not appear consistent. For example, clause (D) of your exclusive forum your exclusive forum provision will provide that “the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction” over any action arising under the Securities Act. However, you also disclose that “the federal district courts of the United States are the exclusive forum for the Resolution of any action, suit or proceeding asserting a cause of action under the Securities Act. We also note you disclose on pages 160 and 174 that your forum selection provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Please revise to reconcile these disclosures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 169 of the Registration Statement to align with the disclosure on page 183, which is the correct description of the choice of forum provision in New Astra’s Proposed Charter.

April 30, 2021 Page 4

Background of the Business Combination, page 72

8.	Substantially revise your disclosure throughout this section to provide details regarding the material issues discussed and the key negotiated terms of the proposed business combination with Astra. For example, it is not clear how the parties determined the type and amount of consideration and related terms, including the treatment of Astra’s Series A, B and C preferred stock, Astra’s convertible notes, the dual-class structure, the Minimum Cash Condition and the PIPE Investment. Please also expand your discussion of the business combination agreement to clarify the role of each party identified in any negotiation and the material terms negotiated from the initial proposed LOI to the final Business Combination Agreement, and discuss how the issues were resolved, including changes in any terms favorable to Astra’s management and affiliates as compared to the public shareholders.

Response: The Company has revised the disclosure on pages 70 through 73 of the Registration Statement in response to the Staff’s comment.

9.	Please discuss in greater detail the rocket loss error that Astra suffered in September 2020.

Response: The Company has revised the disclosure on pages 72 and 146 of the Registration Statement in response to the Staff’s comment.

10.	We note that you engaged Deutsche Bank to provide financial advice on a potential transaction and assist with the preparation of a financial model of Astra’s business. We also note your disclosure that Deutsche Bank presented their views on the valuation of Astra to Randy Russel, you Chief Investment Officer, and representatives of Holicity on December 18, 2020 and also presented on the valuation, peer comparables, execution of other transactions and positioning of the combined entity in the market to your board on January 29, 2021. We further note your disclosure on page 75 that you reviewed the results of diligence conducted by your financial advisors regarding Astra’s operations, forecasts and the Business Combination in determining that the Business Combination is in your best interests and recommending that your stockholders approve and adopt the Business Combination. Please note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and is referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) of Form S-4 apply here.

Response: The Company has revised the disclosure on page 72 and 73 of the Registration Statement in response to the Staff’s comment. Additionally, we respectfully advise the Commission, that, after careful consideration, the Company concluded that none of the discussions held with, or materials received from, Deutsche Bank comprised a “report, opinion or appraisal” within the scope of Item 4(b) of Form S-4.

April 30, 2021 Page 5

Deutsche Bank was retained by the Company’s board of directors to assist in considering the terms of the transaction. However, under the terms of the engagement letter entered into with Deutsche Bank, it was not retained to provide any report, opinion or appraisal. The scope of the agreed-upon services was limited to the following:

●	to advise the Company in considering the desirability of the business combination with Astra and implementing a general strategy for accomplishing this goal;

●	to assist senior management of the Company in making presentations to the board of directors of the Company concerning any proposed business combinations; and

●	to assist the Company in negotiation of the financial aspects of the business combination.

Due to this limited scope of engagement, the Company’s board of directors did not consider any materials prepared by Deutsche Bank to be a report, opinion or appraisal and Deutsche Bank had not undertaken any internal procedures that would have been necessary for it to deliver a report, opinion or appraisal. In addition, none of the materials used in connection with evaluating the transaction were indicated to be a report, opinion or appraisal. Instead, the materials were based on information that was publicly available or supplied by the Company or Astra, were provided to facilitate discussions between members of the board of directors of each party and formed only one source of information considered by each board in connection with the transactions. As such, they did not constitute a report, opinion or appraisal materially related to the transactions. The following provides an analysis of each of the materials or discussions referenced in the Staff’s comment, which are disclosed in the Registration Statement merely to describe the background of the transactions.

December 18, 2020 meeting (page 72): The disclosure in the Registration Statement has been revised to remove the reference to a presentation and clarify that the representatives of Deutsche Bank participated in discussions in an advisory role. These discussions were guided by publicly available information related to peer SPAC transactions and the recent success of Astra’s test flights and awarded NASA contract. Deutsche Bank did not deliver a report, opinion or appraisal as specified in Item 4(b) of Form S-4 in connection with this discussion.

April 30, 2021 Page 6

December 29, 2021 meeting (page 72): The disclosure in the Registration Statement has been revised to precisely describe the meeting between Deutsche Bank and the Company’s board of directors, in which the board of directors had engaged in discussions with Deutsche Bank and its other advisors. The discussion points raised by Deutsche Bank involved financial projections provided by Astra management, private and public peer valuations, and valuation methodologies for recent SPAC transactions. These discussions were only one tool used by the Company’s board of directors in considering the transaction and the information and analysis presented to the board by the Company’s management. The discussion materials were never intended by the Company’s board of directors to be a report or opinion to the board of directors on the matters discussed at the meeting or to represent a stand-alone source of information for the board of directors. Deutsche Bank did not indicate that any materials used during discussions were definitive and the Company believes that these materials do not constitute a “report, opinion or appraisal materially relating to the transaction” under Item 4(b) of Form S-4.

Holicity’s Board of Directors’ Reasons for the Approval of the Business Combination (page 73): The board of directors reviewed due diligence conducted by the Company’s management, which was prepared by the Company’s management with assistance and advice from Deutsche Bank. Deutsche Bank did not deliver a report, opinion or appraisal as specified in Item 4(b) of Form S-4 in connection with this discussion.

11.	Reference is made to our prior comment above. If you did not obtain a fairness opinion in connection with this transaction, please clarify your disclosures and tell us what consideration you have given to including a risk factor in this regard.

Response: The Company has revised the disclosure on page 37 of the Registration Statement in response to the Staff’s comment to provide risk factor disclosure describing the risks of not obtaining a fairness opinion.

12.	We note the disclosure that “Holicity determined not to continue negotiations with Companies W, X, Y or Z, having determined that a business combination with Astra was more favorable for Holicity stockholders, as it was immediately actionable and in an industry in which Holicity was focused, possessed opportunity for growth and provided the best valuation proposition for the Holicity Stockholders and other financial attributes that Holicity intended to target at the time of its Initial Public Offering.” Revise to expand the disclosure to describe the specific reasons Holicity did not consider each alternative.

Response: The Company has revised the disclosure on pages 70 and 71 of the Registration Statement in response to the Staff’s comment.

April 30, 2021 Page 7

The Business Combination Proposal

Holicity’s Board of Directors Reasons for the Approval of the Business Combination, page 74

13.	We note that the board of directors considered certain information reviewed by Holicity’s management, and their advisors, which included comparable target companies and comparable transactions in its recommendation to approve the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby. Please revise to disclose the material comparable target companies and comparable transactions referred to in the registration statement.

Response: The Company has revised the disclosure on pages 74 and 75 of the Registration Statement in response to the Staff’s comment.

Projected Financial Information, page 78

14.	Please disclose the date that the financial projections were prepared and quantify the operational assumptions and expected rocket material costs, launch operation costs, labor and other general and administrative expenses discussed on page 79. In that regard, we note you disclose that the financial projections do not take into account any circumstances or events occurring after the date they were prepared. We also note certain additional information contained in an investor presentation filed as Exhibit 99.2 to your Form 8-K filed on February 3, 2021.

Response: The Company has revised the disclosure on pages 78 and 79 of the Registration Statement in response to the Staff’s comment. The Company respectfully informs the Commission that it does not intend to more specifically quantify the assumptions and other factors underlying its projections, as such information is not called for by Regulation S-K and was not provided to investors during the PIPE financing. In addition, the Company believes that doing so would disclose competitively sensitive information about Astra’s business. As noted in the Registration Statement, the Company does not intend to update these projections in future filings with the Commission.

15.	Please change the title of EBITDA to Adjusted EBITDA to conform the title to that in the investor presentation presented in Exhibit 99.2 in the Form 8-K filed on February 3, 2021, as well as to more accurately describe the measure.

Response: The Company has revised the disclosure on pages 23, 75 and 79 of the Registration Statement in response to the Staff’s comment.

Business of New Astra

Our Competitive Strengths, page 137

16.	We note you disclose that the only way to assess the reliability of a product, such as launch services or satellites, is by seeing a history of successful results. Please discuss the results of your three test flights, other than the Rocket 3.2.

Response: The Company has revised the disclosure on page 146 of the Registration Statement in response to the Staff’s comment.

April 30, 2021 Page 8

17.	You disclose that your first launch with commercial customers is planned for 2021. Please balance this disclosure with a discussion of any operating requirements you must meet prior to commencing commercial launches. In that regard, we note you disclose on page 144 that Astra must improve propellant depletion controls to address findings from Astra’s December flight and secure launch licenses with the FAA prior to commencing commercial launches.

Response: The Company has revised the disclosure on page 145 of the Registration Statement in response to the Staff’s comment.

Astra’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Research and Development, page 146

18.	For the year ended December 31, 2019, you expensed research and development costs of $40.1 million. Please include disaggregated disclosure of the nature of expenses incurred for each period, along with the following information for each of your major research and development projects; in that regard, we note you discuss Rocket 3.2, potential launch sites, such as that in Kodiak, Alaska, and spaceports in the filing:

●	the costs incurred during each period presented and to date on the project;

●	the anticipated completion date;

●	the risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity, if the project is not completed timely; and

●	the period in which material net cash inflows from significant projects are expected to commence.

Regarding the first bullet point, if you do not maintain research and development costs by project, disclose that fact and explain how management maintains and evaluates research and development costs. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding the second and third bullet points, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances, indicating the uncertainties that preclude you from making a reasonable estimate.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated the section titled “Astra’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations” (the “Astra MD&A”) in the Registration Statement to reflect Astra’s financial position as of December 31, 2020 and its results of operations for the year then ended. The updates also include additional qualitative and quantitative disclosures regarding Astra’s historical and ongoing research and development activities, estimated capital expenditures to complete the construction of Astra’s manufacturing facility, and the risks and uncertainties related to the timely completion of Astra’s ongoing projects and the anticipated timing of the commercial launch of these projects.

The Company respectfully informs the Staff that Astra does not track research and development costs by specific project, as a substantial majority of such costs have historically related to the design, development and testing of Astra’s launch vehicle technology. The Company has disclosed this fact in the revised Astra MD&A. The Company also respectfully informs the Staff that Astra is unable to reliably predict the costs of launching its anticipated Satellite Services and Spaceport Services offerings or the cash flows from these or other individual projects. Astra already discloses in the Astra MD&A that it expects to start generating operating cash flow upon commencement of commercial launch operations at the end of 2021 and anticipates achieving positive operating cash flows in 2024, and has updated its disclosure to indicate that this projection is based solely on its Launch Services offering. Management of Astra believes that this update, coupled with its expanded information regarding the related risks and uncertainties, provides appropriate disclosure, consistent with the requirements of Item 303 of Regulation S-K.

April 30, 2021 Page 9

Indebtedness

Convertible Promissory Notes, page 153

19.	Please discuss whether this transaction will be deemed to be an equity financing that results in either the June or October 2019 Convertible Promissory Notes converting into shares of preferred stock.

Response: We respectfully advise the Commission that all of the June and October 2019 Convertible Promissory Notes converted into shares of preferred stock at the closing of the Series C financing on January 28, 2021. Due to the fact that this conversion occurred prior to consummation of the transaction and none of the notes remain outstanding, the transaction will have no effect on the June or October 2019 Convertible Promissory Notes. We have revised our disclosure on page 162 of the Registration Statement to clarify this conversion.

Description of New Astra Securities

New Astra Preferred Stock, page 155

20.	We note you disclose here that there will be no shares of preferred stock outstanding immediately upon consummation of the Business Combination. Please revise your disclosure to discuss how Astra’s Series A, B and C preferred stock will be treated in the Business Combination.

Response: The Company has revised the disclosure on page 164 of the Registration Statement in response to the Staff’s comment.

Beneficial Ownership of Securities, page 175

21.	Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Millennium Management LLC, Sherpa Ventures Fund II, LP (ACME Capital), A/NPC Holdings LLC and Canaan X, L.P. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: The Company has revised the disclosure on page 185 of the Registration Statement in response to the Staff’s comment.

New Astra Management After the Business Combination Board of Directors and Management, page 177

22.	Please describe the business experience during the past five years of each director, executive officer, or director nominee. For example, please clarify the business experience during the past five years of your Founder, Chairman and Chief Executive Officer, Chris Kemp, and director nominee, Craig O. McCaw. See Item 401(e) of Regulation S-K. In addition, please file a consent for Chris Kemp and any other director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act.

Response: The Company has revised the disclosure on pages 186 and 187 of the Registration Statement in response to the Staff’s comment. With respect to the persons listed as anticipated directors and officers of New Astra, the Company’s view is that such persons are not nominees of the Company because they may only become directors of the post-Business Combination entity and their nominations are conditional on the closing of the Business Combination. Therefore, the Company respectfully declines to provide consents for any potential directors or officers of New Astra at this time.

April 30, 2021 Page 10

Material U.S. Federal Income Tax Considerations

Tax Consequences of the Merger to Holders of Astra Common Stock, page 194

23.	We note your disclosure indicates that the parties intend for the merger and related transactions to be tax free either under Section 368(a) or Section 351 of the Internal Revenue Code. In this regard, it appears that the tax consequences would be material to investors here. Notwithstanding that the receipt of tax opinions is not a condition to the merger, a tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing and make corresponding changes to your disclosures concerning the material tax consequences within the body of your prospectus, including under “What are the material U.S. federal income tax consequences of the Business Combination to me?” on page 17, or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 (including footnote 39) of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the share exchange and merger.

Response: The Company advises the Commission that the tax disclosures indicating that the parties intend for the merger and related transactions to be a tax free reorganization were solely for the benefit of the holders of Astra’s common stock rather than the holders of the Company’s common stock. Accordingly, these tax representations have been removed from the Registration Statement because they are not material to holders of the Company’s common stock. Therefore, the Company respectfully advises the Commission that it believes that it is not necessary to provide a tax opinion in connection with this filing. Accordingly, the Company has revised the disclosure on pages 17 and 202 through 206 of the Registration Statement to remove this tax disclosure language in response to the Staff’s comment.

Exhibits

24.	Please file the employment agreements you entered into with each of Chris Kemp, Adam London, Kelyn Brannon and Martin Attiq in connection with the Business Combination Agreement. Please also file you indemnification agreements with officers and directors. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed as Exhibits 10.8, 10.9, 10.10 and 10.11 to the Registration Statement, the following agreements, respectively: an Employment Agreement, dated February 1, 2021, by and between Astra Space, Inc. and Chris Kemp; an Employment Agreement, dated February 1, 2021, by and between Astra Space, Inc. and Adam London; an Employment Agreement, dated February 1, 2021, by and between Astra Space, Inc. and Kelyn Brannon; and an Employment Agreement, dated February 1, 2021, by and between Astra Space, Inc. and Martin Attiq. Each of these agreements will be effective as of the closing of the Business Combination.

April 30, 2021 Page 11

Concerning the indemnification agreements, upon the closing of the Business Combination, New Astra will enter into indemnification agreements with the directors and officers of New Astra. Further, all current directors and officers of the Company will resign from their positions at closing and any of such persons who will be elected to a director or officer position of New Astra will also be signing a new indemnification agreement upon closing. The Company has not yet finalized or entered into such indemnification agreements and therefore cannot provide them as exhibits.

Please contact me at (212) 294-2639 if you have any questions or require any additional information in connection with this letter or the Registration Statement.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:	Craig McCaw

Holicity Inc.